

November 3, 2021

John Fei Zeng
Chief Financial Officer
UP Fintech Holding Ltd
18/F, Grandyvic Building, No. 1 Building
No. 16 Taiyanggong Middle Road, Chaoyang District
Beijing, 100020 PRC

> **Re: UP Fintech Holding Ltd**
> **Form 20-F filed April 28, 2021**
> **For the Fiscal Year Ended December 31, 2020**
> **File No. 001-38833**

Dear Mr. Zeng:

We issued comments to you on the above captioned filing on September 20. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by date 10 business days from the date of this letter.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Lory Empie at 202-551-3714 or Michael Henderson at 202-551-3364 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance